

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2003
WASH. D.C. 207 SECTION
03012504

SO 3/6/03

SECURITIES A[illegible] ON
Wa[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baring Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High Street, High Street Tower, Suite 2700
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Cecere 617-946-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

99 High Street Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert M. Cecere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baring Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer
Title

DANIEL P. BARRY
Notary Public
My Commission Expires
January 12, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BARING INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)





CONFIDENTIAL

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
Baring Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Baring Investment Services, Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baring Investment Services, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.



January 31, 2003



BARING INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Assets:		
Cash and cash equivalents	$	65,232
Receivables from affiliates (note 3)		37,599
Total current assets	$	102,831

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	4,756
Total liabilities		4,756
Stockholder's equity (note 4):		
Capital stock, $1.00 par value. Authorized 100 shares; issued and outstanding 14 shares		14
Additional paid-in capital		4,886
Retained earnings		93,175
Total stockholder's equity		98,075
Total liabilities and stockholder's equity	$	102,831

See accompanying notes to statement of financial condition.

BARING INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

Baring Investment Services, Inc. (the Company or BIS) was organized in Delaware in 1987. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and provides brokerage services for certain commingled funds on behalf of an affiliated registered investment advisor. It is a wholly owned subsidiary of Baring Asset Management Holdings, Inc. (the Parent), which is in turn a wholly owned indirect subsidiary of Baring Asset Management Holdings Limited (BAMHL). BAMHL, a company registered in England and Wales, is the parent of Baring's worldwide group of investment management companies and is a wholly owned indirect subsidiary of ING Groep NV, which is incorporated in the Netherlands.

(2) Significant Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to established practices within the broker-dealer industry. In preparing the statement of financial condition in conformity with generally accepted accounting principles, management may be required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(a) *Cash and Cash Equivalents*

Cash and cash equivalents, for financial reporting purposes, consist of cash and a money market fund carried at cost, which approximates market value.

(b) *Income Taxes*

The Company files consolidated federal and certain state income tax returns with the Parent and its eligible subsidiaries. Under the terms of a tax sharing agreement, a tax liability or benefit for each company in the consolidated group is determined based on their respective taxable income or loss. The Company provides for the financial recording of income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(3) Related-Party Transactions

The Company provides brokerage services to a foreign affiliate through a cost plus mark-up arrangement. Net amount due to the Company for such services by the affiliate was $37,599 at December 31, 2002.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

BARING INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition

December 31, 2002

At December 31, 2002, the Company had net capital of $59,171, which was $54,171 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebteness to net capital as of December 31, 2002 was 0.080 to 1.

Schedule I

BARING INVESTMENT SERVICES, INC.

Net Capital Requirements

December 31, 2002

Net capital:		
Total stockholders' equity	$	98,075
Less:		
Nonallowable assets:		
Receivables from affiliates		37,599
Net capital before haircuts on securities positions		60,476
Haircut on investments:		
Money market fund		1,305
Net capital	$	59,171
Aggregate indebtedness:		
Total liabilities	$	4,756
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	54,171
Ratio: Aggregate indebtedness to net capital		0.080 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2002 and that included herein.

See accompanying independent auditors' report.

Schedule II

BARING INVESTMENT SERVICES, INC.

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under rule 15c3-3 of the Securities Act of 1934.

Schedule III

BARING INVESTMENT SERVICES, INC.

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under rule 15c3-3 of the Securities Act of 1934.



CONFIDENTIAL

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Baring Investment Services, Inc.:

In planning and performing our audit of the statement of financial condition and supplemental schedules of Baring Investment Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial condition and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the



effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
January 31, 2003